ASSIGNMENT AND ASSUMPTION
OF
SAN JOSE PURCHASE AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION OF SAN JOSE PURCHASE AGREEMENT (this “Assignment”) is entered into as of this 12th day of June, 2007, but shall only be effective as set forth below, between MAC Acquisitions LLC, a Delaware limited liability company (“Assignor”), and Macquarie FBO Holdings LLC, a Delaware limited liability company (“Assignee”).

WHEREAS, Assignor, Assignee, Allied Capital Corporation, Directional Aviation Group, LLC, Kenneth C. Ricci, David Moore and Allied Capital Corporation, as Seller Representative, entered into that certain Stock Purchase Agreement dated April 16, 2007, as amended on the date hereof (the “MAC/Macquarie SPA”);

WHEREAS, Assignor, San Jose Jet Center, Inc., a California corporation, ACM Aviation Inc., a California corporation, certain of the stockholders of ACM Aviation, Inc. and San Jose Jet Center, Inc., SJJC Aviation Services, LLC, a Delaware limited liability company, SJJC FBO Services, LLC, a Delaware limited liability company, SJJC Airline Services, LLC, a Delaware limited liability company, Jet Center Property Services, LLC, a Delaware limited liability company, ACM Property Services, LLC, a Delaware limited liability company, and ACM Aviation, LLC, a Delaware limited liability company (collectively, the “Selling Group”) entered into a Purchase Agreement dated as of the date hereof (the “San Jose Purchase Agreement”); and

WHEREAS, the parties hereto agreed to enter into this Assignment pursuant to Section 9.1 of the MAC/Macquarie SPA to assign Assignor’s rights and obligations under the San Jose Purchase Agreement to Assignee pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the terms and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Assignment of Rights. Subject only to Section 4, Assignor hereby irrevocably assigns, transfers and sets over to Assignee and its permitted successors and assigns, all of Assignor’s right, title and interest and delegates all of Assignor’s duties, obligations and liabilities, in, to and under the San Jose Purchase Agreement.

2. Assumption of Obligations. Subject only to Section 4, Assignee hereby accepts the assignment of all of Assignor’s right, title and interest in, to and under the San Jose Purchase Agreement hereby assigned to it, and expressly assumes and agrees: (a) to be bound by and to abide by all of the terms and conditions of the San Jose Purchase Agreement applicable to Assignor; and (b) to pay, perform and discharge, in due course, and satisfy faithfully as the same shall become due for payment, performance or discharge, all of the liabilities and obligations of Assignor regarding the San Jose Purchase Agreement.

3. Payment of Contingent Consideration. On the Effective Date (as defined below), Assignee will pay to Assignor the Contingent Consideration (as defined in Section 1.11(a) of the MAC/Macquarie SPA) upon the consummation of the transactions contemplated by the San Jose Purchase Agreement pursuant to the terms and conditions set forth in Section 1.11(b) of the MAC/Macquarie SPA, such payment to be made absolutely and without setoff, counterclaim, reduction or condition, including any claim or demand relating to the MAC/Macquarie SPA or the transactions contemplated thereby.

4. Effective Date. The foregoing assignment and assumption of rights and obligations under the San Jose Purchase Agreement is in full force as of the date hereof and shall become effective automatically and without any further action by any of the parties hereto or their affiliates or permitted successors or assigns, on the date (the “Effective Date”) that is the earlier to occur of the following: (a) the MAC/Macquarie SPA is terminated; or (b) November 1, 2007.

5. Successors and Assigns. All of the terms and provisions of this Assignment shall be binding upon, and shall inure to the benefit of, Assignor and Assignee and their respective, permitted successors and assigns. Assignee shall not be permitted to assign any of its rights and obligations hereunder or under the San Jose Purchase Agreement to any other party without obtaining the prior written consent of the representative for the San Jose Sellers identified in Section 1.10 of the San Jose Purchase Agreement (the “San Jose Seller Representative”); provided, however, that Assignee shall be permitted to freely assign any of its rights and obligations hereunder or under the San Jose Purchase Agreement to one or more of its affiliates (a “Permitted Assignee”) but any such assignment shall not relieve Assignee of any of its rights or obligations under this Assignment or the San Jose Purchase Agreement.

6. No Effect on Purchase Agreement. Nothing contained in this Assignment shall supersede, modify, limit, eliminate or otherwise affect any of the representations and warranties, covenants, agreements or indemnities set forth in the MAC/Macquarie SPA. This Assignment is entered into and delivered pursuant to Section 9.1 of the MAC/Macquarie SPA, and nothing herein shall be construed to modify, terminate or merge any rights any party thereto may have pursuant to the terms thereof. In the event of any inconsistency or conflict between the terms of the MAC/Macquarie SPA and the terms of this Assignment, the terms of the MAC/Macquarie SPA shall prevail.

7. Acknowledgments by Assignee. Assignee hereby acknowledges and agrees that: (a) none of Assignor, its affiliates or Allied Capital Corporation in its capacity as Seller Representative under the MAC/Macquarie SPA (the “Seller Representative”) has made, or is making hereby, any representations, warranties or covenants regarding the transactions contemplated by the San Jose Purchase Agreement, the assets owned by the San Jose Sellers, the due diligence materials regarding the San Jose Sellers and their assets provided to Assignee by the Seller Representative or the ability to consummate the transactions contemplated by the San Jose Purchase Agreement; (b) it shall be solely responsible for performing its own investigation and due diligence review of the San Jose Sellers, the assets owned by the San Jose Sellers and the transactions contemplated by the San Jose Purchase Agreement; (c) the Seller Representative has not made, and is not making hereby, any statements, certifications, representations or warranties, express or implied, regarding the truth, accuracy or completeness of the due diligence materials regarding the San Jose Sellers and their assets provided by it to Assignee; and (d) none of the Sellers, the Company or the Seller Representative has or shall have any liability to Assignee for any reason regarding, directly or indirectly, the transactions contemplated by the San Jose Purchase Agreement, the assets owned by the San Jose Sellers, the due diligence materials regarding the San Jose Sellers and their assets provided to Assignee by the Seller Representative, the negotiations conducted by the Seller Representative regarding the transactions contemplated by the San Jose Purchase Agreement or the ability to consummate the transactions contemplated by the San Jose Purchase Agreement. If there is any default or breach by the San Jose Sellers under the San Jose Purchase Agreement or the transactions contemplated by the San Jose Purchase Agreement are not consummated for any reason, Assignee acknowledges and agrees that its sole recourse, if any, will be to pursue any rights and remedies available to it against the San Jose Sellers or their affiliates under the San Jose Purchase Agreement.

8. General Release and Indemnity by Assignee.

Assignee, on behalf of itself and all of its affiliates, subsidiaries, directors, officers, employees, successors and assigns (collectively, the “Releasing Parties”), hereby absolutely and forever releases, waives, acquits, satisfies and discharges the Seller Representative, Assignor, Allied Capital Corporation and each and any of their affiliates, subsidiaries, stockholders, directors, officers, employees, heirs, devisees, legatees, executors, administrators, personal and legal representatives, assigns and successors in interest, (collectively, the “Released Parties”) of and from any and all past, present or future claims, demands, rights, causes of action, judgments, executions, damages, liabilities, costs and expenses (including attorney’s fees and court costs), of every kind and nature whatsoever, now known or unknown, suspected or unsuspected, in law or in equity (collectively, “Claims”), which the Releasing Parties own or hold, or at any time heretofore has ever had, owned or held, or may hereafter have, own or hold, based upon, related to or arising out of, directly or indirectly, the transactions contemplated by the San Jose Purchase Agreement, the assets owned by the San Jose Sellers, the due diligence materials regarding the San Jose Sellers and their assets provided to Assignee by the Seller Representative, the negotiations conducted by the Seller Representative regarding the transactions contemplated by the San Jose Purchase Agreement or the ability to consummate the transactions contemplated by the San Jose Purchase Agreement. Assignee further covenants and agrees that none of the Releasing Parties shall ever institute or participate in any suit or action, at law or in equity, against the Released Parties or any of them, by reason of, or based upon, any Claim released pursuant to this Section 8. Assignee hereby agrees to indemnify and hold harmless the Released Parties from any suit or action, at law or in equity, against the Released Parties or any of them, by reason of, or based upon, any Claim released pursuant to this Section 8.

9. Governing Law. This Assignment shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware shall control the interpretation and construction of this Assignment, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply. Any controversy or claim arising under this Assignment shall be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and each party hereto submits to the jurisdiction of such court for purposes of resolving any such controversy.

10. Counterparts. The parties hereto may execute this Assignment by facsimile transmission in counterparts (neither of which need contain the signatures of both of the parties hereto), each of which shall be an original and all of which together shall constitute one and the same instrument.

11. Further Assurances. Assignor and Assignee hereby agree to execute, acknowledge and deliver such other documents and instruments and take such other actions as either party, or counsel to either party, may reasonably request to complete and perfect the assignment and assumption contemplated herein.

12. Third-Party Beneficiaries. Each legal entity comprising the Selling Group is an express third-party beneficiary of this Agreement.

[Signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption of San Jose Purchase Agreement on the date first above written.

WITNESS:	MAC ACQUISITIONS LLC

	By:	/s/ Mark Raterman
	Name:	Mark Raterman
	Title:	Director

MACQUARIE FBO HOLDINGS LLC

By: Macquarie Infrastructure Company Inc. d/b/a Macquarie Infrastructure Company (US), as Managing Member
Emmanuel Yapo
/s/ Emmanuel Yapo	By:	/s/ Peter Stokes
	Name:	Peter Stokes
	Title:	CEO